 EXHIBIT 1A-2A.2

STATE OF NEVADA

CERTIFICATE OF AMENDMENT

TO ARTICLES OF INCORPORATION

Elektros, Inc., a corporation organized and existing under the laws of the State of Nevada, does hereby certify:

First: That the name of this corporation (the “Corporation”) is Elektros, Inc.

Second: That the articles of incorporation of the Corporation were originally filed with Nevada Secretary of State on December 1, 2020, and was subsequently amended on February 5, 2021, May 16, 2023, and May 31, 2023 (the “Certificate of Incorporation”).

Third: The Board of Directors and Majority Shareholders entitled to vote of the Corporation pursuant to NRS 78.390, 78.315 and 78.320, duly adopted the following amendments to the Articles of Incorporation to change the authorized capital stock of the Corporation and terminate the reverse stock split made effective upon the filing of the previous Certificate of Change filed with Nevada Secretary of State on May 31, 2023, whereas the Corporation’s corporate action for reverse stock split submitted to the Financial Industry Regulatory Authority was closed prior to the release of any shares into the public marketplace. No shares were exchanged.

Fourth: That Article IV of the Articles of Incorporation is hereby amended and shall read in its entirety as follows:

ARTICLE IV

CAPITAL STOCK

The aggregate number of shares which this Corporation shall have authority to issue is: Two Billion (2,000,000,000) shares of $0.001 par value each, which shares shall be designated "Common Stock"; and Two Hundred Million (200,000,000) shares of $0.001 par value each, which shares shall be designated "Preferred Stock" of which One Million (1,000,000) preferred shares are designated as Series A Preferred Stock of $.001 par value each. The Board of Directors is hereby vested with authority to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation the dividend rate, conversion or exchange rights, redemption price and liquidation preference, of any series of shares of Preferred Stock, and to fix the number of shares constituting any such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series. All shares of any one series shall be alike in every particular except as otherwise provided by these Articles of Incorporation or the Nevada Business Corporation Act. No holder of any shares of the Corporation, whether now or hereafter authorized, shall have any preemptive or preferential right to acquire any shares or securities of the Corporation, including shares or securities held in the treasury of the Corporation. The rights, powers and restrictions granted to and imposed on the Series A Preferred Stock designated on May 16, 2023, remain the same as set forth below in this Article IV.

  DIVIDEND RIGHTS

Dividends: Initially, there will be no dividends due or payable on the Series A Preferred Stock. Any future terms with respect to dividends shall be determined by the Board consistent with the Corporation’s Certificate of Incorporation. Any and all such future terms concerning dividends shall be reflected in an amendment to this Certificate, which the Board shall promptly file or cause to be filed.

2.	LIQUIDATION AND REDEMPTION RIGHTS

Upon the occurrence of a Liquidation Event (as defined below), the holders of Series A Preferred Stock are entitled to receive net assets on a pro rata basis. Each holder of Series A Preferred Stock is entitled to receive ratably any dividends declared by the Board, if any, out of funds legally available for the payment of dividends. As used herein, “ Liquidation Event ” means (i) the liquidation, dissolution or winding-up, whether voluntary or involuntary, of the Corporation, (ii) the purchase or redemption by the Corporation of shares of any class of stock or the merger or consolidation of the Corporation with or into any other corporation or corporations, unless (a) the holders of the Series A Preferred Stock receive securities of the surviving corporation having substantially similar rights as the Series A Preferred Stock and the stockholders of the Corporation immediately prior to such transaction are holders of at least a majority of the voting securities of the successor corporation immediately thereafter (the “Permitted Merger”), unless the holders of the shares of Series A Preferred Stock elect otherwise or (b) the sale, license or lease of all or substantially all, or any material part of, the Corporation’s assets, unless the holders of Series A Preferred Stock elect otherwise.

3. CONVERSION

Holders of shares of Series A Preferred Stock shall have no right to convert those shares into Common Stock or any other class of securities of the Corporation.

4. RANK

Except as expressly set forth in this Article IV, the Series A preferred stock shall have the same rights and powers of, rank equally to, share ratably with, and be identical in all respects and as to all matters to Common Stock.

5. VOTING RIGHTS

Each one share of the Series A Preferred Stock shall have voting rights equal to ten thousand (10,000) votes of Common Stock. With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of Series A Preferred Stock shall vote together with the holders of Common Stock without regard to class, except as to those matters on which separate class voting is required by applicable law or the Corporation’s Certificate of Incorporation or by-laws.

6. MISCELLANEOUS

A.             Status of Redeemed Stock: In case any shares of Series A Preferred Stock shall be redeemed or otherwise repurchased or reacquired, the shares so redeemed, repurchased, or reacquired shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series A Preferred Stock.

B.             Lost or Stolen Certificates: Upon receipt by the Corporation of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) in the case of loss, theft or destruction, indemnity (with a bond or other security) reasonably satisfactory to the Corporation, or in the case of mutilation, the Preferred Stock Certificate(s) (surrendered for cancellation), the Corporation shall execute and deliver new Preferred Stock Certificates.

C.             Waiver: Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the holders of Series A Preferred granted hereunder may be waived as to all shares of Series A Preferred Stock (and the holders thereof) upon the unanimous written consent of the holders of the Series A Preferred Stock.

D.             Notices: Unless otherwise specified in the Corporation’s Certificate of Incorporation or Bylaws, all notices or communications given hereunder shall be in writing and, if to the Corporation, shall be delivered to it as its principal executive offices, and if to any Series A Holder, shall be delivered to it at its address as it appears on the stock books of the Corporation.

Fifth: This Amendment to the Articles of Incorporation of Elektros, Inc., as amended to date, has been duly adopted and approved in accordance with the provisions of NRS 78.390 and 78.320 by the directors and stockholders of the Corporation.

IN WITNESS WHEREOF, Elektros, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 1st day of October 2025.

ELEKTROS, INC.

By: /s/ Shlomo Bleier

Name: Shlomo Bleier

Title: Chief Executive Officer